UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of February 2019

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

TABLE OF CONTENTS

Item 1:	Form 6-K dated February 07, 2019 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By: /s/ Hoshang K Sethna

Name: Hoshang K Sethna

Title: Company Secretary

Dated: February 07, 2019

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

News Release - 1	February 07, 2019

Outcome of the Board Meeting: Audited Standalone Financial Results and Unaudited Consolidated Financial Results of the Company for the quarter ended December 31, 2018

With further reference to our filing dated January 21, 2019, please be informed that the Board of Directors, at their Board Meeting held today have taken on record the Audited Standalone Financial Results along with Auditor’s Report and the Unaudited Consolidated Financial Results along with Limited Review Report, for the third quarter ended December 31, 2018.

Enclosed are the said results and the Reports of the Auditors’ alongwith the Press Release on the said results issued by the Company. These results are being made available on the Company’s website at www.tatamotors.com/investor/results-press-releases/.

The meeting commenced at 1:00 p.m. and concluded at 3:45 p.m. (IST).

News Release - 2	February 07, 2019

Key Highlights for Q3FY19

•	Tata Motors Group Consolidated Results

•	Net Revenue at ₹ 77,001 Cr (+5.0%);

•	TML domestic delivers robust profitable growth.

•	Weak sales in China and de-stocking impacted JLR.

•	PAT at ₹ (26,961)Cr impacted by an exceptional item of Asset Impairment in JLR of ₹ (27,838)Cr (£3.1 bn)

•	EBITDA at ₹ 6,522 Cr (8.5%), EBIT (0.1) %. (down 370bps) impacted by Weak sales in China and de-stocking.

•	Tata Motors (Standalone) : ‘Turnaround 2.0’ delivers in challenging conditions

•	Revenue ₹ 16,208 Cr (+1.5%),

•	YTD market shares up (as compared to FY 18) in both CV (+60bps) and PV (+50bps)

•	PAT at ₹ 618 Cr

•	EBITDA at ₹ 1,468 Cr (9.1%), EBIT at 4.3% up 70 bps,

•	FCF outflow of ₹ 1,537 Cr impacted by lower creditors due to RM inventory corrections

•	Launched Tata Harrier #BornofPedigree and Tata Nexon achieved ‘5 star’ Global NCAP rating for safety.

•	CV EBITDA stable at 11.6%; PV business sustained EBITDA break-even.

•	Turnaround 2.0 to continue its sharp focus on “Win Decisively in CV”, “Win Sustainably” in PV, “Win Proactively in EV” & Embed Turnaround culture in organisation

•	Jaguar Land Rover: Performance impacted by corrective action in China and production shutdown.

•	JLR Revenue at £ 6.2 Bn (-1.4%), PAT at (£ 3,129 mn), EBITDA of £ 455m (7.3%), EBIT at -2.6%, FCF outflow of £361mn

•	Launched the all new Range Rover Evoque with hybrid options.

•	Project Charge on track to achieve £ 2.5Bn target; Cash benefits started to flow in with £ 500 million delivered in Q3 FY 19

•	One time exceptional non-cash charge taken for asset impairment of £3.1Bn. Reduces growth in depreciation and amortization by £300mn pa.

•	JLR taking decisive actions to step up competitiveness, reduce costs, improve cash flows and make the business “Fit for Future”

Q3 FY 19: Consolidated Revenue 77.0 KCr (+5.0%); EBIT flat;
TML(S)	Turnaround 2.0 delivers in challenging conditions; Market shares and profitability improves

JLR	Performance impacted by challenging market conditions particularly in China and inventory corrections. Continue to invest in exciting products and leading edge technologies. Taking decisive actions to make the business Fit for Future by stepping up competitiveness, reducing costs and improving cash flows

Mumbai, Feb 7, 2019: Tata Motors Ltd announced its results for the quarter ending Dec 31, 2018.

Conso	Q3FY’19	VS. PY
(₹Cr Ind AS)
Net Revenue	77,001	5%
EBITDA (%)	8.5	(230bps	)
EBIT (%)	(0.1)	(370bps	)
PAT	(26,961)	—

JLR (£M, IFRS)	Q3FY’19	VS. PY
Net Revenue	6,223	(1%)
EBITDA (%)	7.3	(360bps	)
EBIT (%)	(2.6)	(520bps	)
PAT	(3,129)	—

TML (S)	Q3FY’19	VS. PY
(₹Cr, Ind AS)
Net Revenue	16,208	1.5%
EBITDA (%)	9.1	60bps
EBIT (%)	4.3	70bps
PAT	618	192%

JAGUAR LAND ROVER (JLR)	TATA MOTORS (STANDALONE, INCL JO)

•   Retails down 6.4% to 144,602 units; Wholesales (incl CJLR) down 11.0% to 141,552 in Q3. Challenging market conditions in China.

•   Net Revenue down 1% to £6.2B

•   EBIT: -2.6% (-520bps), lower China sales, production shutdown impact and higher D&A

•   PBT at (£3,395 m), includes exceptional non-cash charge of £3,122 m; PAT at (£3,129 m)

•   Investments: £1B mainly in products and technologies

•   Free Cash Flows of £(0.4 B)

•   Wholesales down 0.5% to 171,354 units. CV down 1.8%, PV up 2.9%; Domestic retails up 5.6%

•   Net Revenue up 1.5% to ₹16.2K Cr

•   EBIT: 4.3% (+70 bps), higher realisations, Impact project savings and operating leverage partially offset by higher commodity costs

•   PBT at ₹519Cr, PAT at ₹618Cr

•   Investments: ₹ 1.4K Cr in products and technologies.

•   Free cash flows of ₹(1,537) Cr.

N Chandrasekaran, Chairman commented,

“Tata Motors domestic business continues the strong momentum and has delivered market share gains as well as profitable growth. The Turnaround 2.0 strategy is delivering well with a continuing portfolio of product launches, which are the requisite building blocks for sustainable growth.

In JLR, the market conditions continue to be challenging particularly in China. The company has taken decisive steps to step up competitiveness, reduce the costs and improve the cash flows while continuing to invest in exciting products and leading edge technologies. With these interventions, we are building Tata Motors group to deliver strong results in the medium term”.

TATA MOTORS (STANDALONE INCL. JOINT OPERATIONS)

BUSINESS HIGHLIGHTS

•	Turnaround 2.0 delivers in challenging conditions

•	Market share gain continues. So far this year, market share in CV was up 60 bps while PV was up 50 bps.

•	Commercial Vehicles (CV) growth impacted by liquidity stress and higher capacity arising from axle load norm changes

•	Passenger Vehicles (PV) continues to outperform the industry with the new products driving the growth

•	Continued strong profitability in CV; EBITDA stable despite challenging market conditions

•	PV EBITDA break even sustained

FINANCIALS

In Q3 FY ‘19 wholesales (including exports) declined 0.5% to 171,354 units on the back of challenging market conditions in the domestic market. In the domestic market M&HCV trucks de-grew 15%, ILCV trucks +8%, SCV & Pick Ups +15% and CV Passenger -16%. PV was up 3% with new products continuing to gain strong traction in the market.

In the quarter, Revenue increased 1.5% to ₹16,208 Cr, Pre-tax profit at ₹519 Cr (against Pre-tax profit of ₹239 Cr in Q3 FY 18). Pre-tax profit for the quarter includes provision for impairment of intangible assets under developments of ₹ 24 Cr and foreign currency revaluation gain of ₹ 181 Cr (against NIL impairment charges and ₹ 70 Cr of foreign currency revaluation gain in Q3 FY18). Profit after tax for the quarter was ₹618 Cr.

Guenter Butschek, CEO and MD, Tata Motors, said “Fiscal year 2019 so far has been a challenging period for the industry. Despite the muted growth, Tata Motors has delivered strong results, registered an impressive profitable growth this year on the back of exciting products, renewed brand positioning and aggressive cost reduction. Our business performance is well on track - thanks to the turnaround momentum in the Company. We are committed to our core objectives of winning decisively in CVs, sustainably in PVs and proactively in EVs. Our aspirations for the future will only grow to surpass customers’ expectations.”

JAGUAR LAND ROVER

BUSINESS HIGHLIGHTS

•

Jaguar Land Rover continues to invest in exciting products, electrification, and technology. Launched the all new Range Rover Evoque. The new Land Rover Defender will be revealed later this year. Investment in electrification with Electric Drive Units to be produced at the Engine Manufacturing Centre and a new Battery Assembly Centre to be established in the UK

•	Realized £500m of cash improvements through the Charge & Accelerate programmes in the Quarter. On track to achieve £2.5 billion of cash and profit improvement by March 2020

•	One-time non-cash exceptional charge of £3.1billion taken

•	Decisive actions being taken including in Charge and Accelerate programs to make the business Fit for Future by reducing costs and improving cash flows to deliver sustainable profitable growth

FINANCIALS

For Q3 FY 19, Retail sales were 144,602 vehicles, down 6.4% year-on-year primarily as a result of continued challenging market conditions in China, offset partially by encouraging growth in North America and the UK. The company’s sales in Europe were up slightly, despite an 8% drop in the overall market. In the three-month period, sales increased for the new Jaguar E-PACE and Jaguar I-PACE as well as the refreshed Range Rover and Range Rover Sport, while the slowdown in China largely accounted for lower sales of other models.

The company reported revenues of £6.2 billion and a pre-tax loss before exceptional items of £273 million (EBIT margin -2.6%) for the quarter. The financial results mainly reflect the lower sales in China and higher depreciation and amortization of investment expense. The third quarter was also impacted by one-off factors including costs related to planned reduction in inventories, warranty reserve adjustments and currency and commodity revaluation.

The automotive industry is facing significant market, technological, and regulatory headwinds. At the same time, investment in new models, electrification and other technologies remains high. Given the muted demand scenario and the associated impact on the financials, Jaguar Land Rover has concluded that the carrying value of capitalized investments should be adjusted down, resulting in a non-cash £3.1 billion pre-tax exceptional charge and an overall pre-tax loss of £3.4 billion for the quarter.

As part of its plans to achieve £2.5 billion of investment, working capital and profit improvements by March 2020, Jaguar Land Rover announced in January that it would reduce its global workforce by 4,500 people. This is expected to result in a one-time exceptional redundancy cost of around £200 million.

The EBIT margin for the full financial year ended March 2019 is expected to be marginally negative which will result in a loss before tax for the year before exceptional items.

Jaguar Land Rover opened the new manufacturing facility in Slovakia at the end of October, where production of the Land Rover Discovery has now begun. Total investment spending for the quarter was £1 billion and cash flow after this and £242 million of inventory improvements was negative £361 million. Jaguar Land Rover ended the quarter with £2.5 billion of cash, after repaying a $700 million bond which matured in December. The company also had a £1.9 billion undrawn credit facility available at the end of the quarter.

Prof. Dr. Ralf Speth, Jaguar Land Rover Chief Executive, said “Jaguar Land Rover reported strong third quarter sales in the UK and North America, but our overall performance continued to be impacted by challenging market conditions in China. We continue to work closely with Chinese retailers to respond to current market conditions with a ‘Pull’ based approach to vehicle sales.

Today, we are also announcing a non-cash exceptional charge to reduce the book value of our capitalised investments. This accounting adjustment is consistent with the other decisive actions that we must take as part of our ‘Charge’ and Accelerate transformation programmes to create an efficient and resilient business, enabling Jaguar Land Rover to counter the multiple economic, geopolitical, technological and regulatory headwinds presently impacting the automotive industry. We are taking the right decisions now to prepare the company for the new technologies and strong product offensive for the future.

This is a difficult time for the industry, but we remain focused on ensuring sustainable and profitable growth, and making targeted investments, that will secure our business in the future”.

ADDITIONAL COMMENTARY ON FINANCIAL STATEMENTS

(CONSOLIDATED NUMBERS, IND AS)

FINANCE COSTS

Finance costs increased by ₹321Cr to ₹1,568Cr during Q3 FY’19 vs same quarter prior year.

JOINT VENTURES, ASSOCIATES AND OTHER INCOME

In the quarter, Net loss from joint ventures and associates amounted ₹138Cr compared with profits of ₹253Cr in prior year. The decrease is coming mainly from the lower profitability in the JLR’s China JV (CJLR) due to market challenges. Other income was ₹266Cr versus ₹182Cr in the same quarter prior year.

FREE CASH FLOWS

Free cash flow (automotive) in the quarter, was negative ₹5,228 Cr reflecting lower operating profits at JLR and negative working capital arising out of temporary unwinding of creditors at both TML(S) and JLR.

NET AUTO DEBT

Closing net automotive debt was ₹ 46,912Cr reflecting the cumulative negative free cash flow primarily at JLR and TML(S)

Notes: Joint Operations refers to Fiat Automobiles Pvt Ltd and Tata Cummins Pvt Ltd

For further information contact

Corporate Communications, Tata Motors Limited

Phone: 00 91 22 6665 7289; www.tatamotors.com

News Release – 3	February 07, 2019

Auditors Report (Consolidated)

Limited Review Report on Quarterly Unaudited Consolidated Financial Results and Unaudited Consolidated Year-to-Date results of Tata Motors Limited pursuant to Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

To the Board of Directors of

Tata Motors Limited

We have reviewed the accompanying statement of unaudited consolidated financial results of Tata Motors Limited (“the Holding Company”), its subsidiaries (collectively referred to as ‘the Group’), its associates, its jointly controlled entities and its joint operations as listed in Annexure 1 for the quarter ended 31 December 2018 and the year-to-date results for the period from 1 April 2018 to 31 December 2018 (together ‘unaudited consolidated financial results’) attached herewith, being submitted by the company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘Listing Regulations’).

This statement is the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to issue a report on these consolidated financial results based on our review.

We conducted our review in accordance with the Standard on Review Engagement (SRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity specified under section 143(10) of the Companies Act, 2013. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the consolidated financial results are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

We did not review the financial information of 68 step-down subsidiaries and one joint operation included in the statement of unaudited consolidated financial results, whose unaudited financial information reflect total revenue of Rs.60,317.86 crores and Rs.1,67,005.02 crores for the quarter ended 31 December 2018 and period from 1 April 2018 to 31 December 2018 respectively. The unaudited consolidated financial results also include the Group’s share of net profit/(loss) (and other comprehensive income) of Rs. (164.02) crores and Rs.138.59 crores for the quarter ended 31 December 2018 and period from 1 April 2018 to 31 December 2018 respectively in respect of four associates and two jointly controlled entities. This unaudited financial information has been reviewed by other auditors whose reports have been furnished to us, and our opinion on the unaudited consolidated financial results, to the extent they have been derived from such unaudited financial information is based solely on the reports of such other auditors.

Limited Review Report on Quarterly Unaudited Consolidated Financial Results and Unaudited Consolidated Year-to-Date results of Tata Motors Limited pursuant to Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

Of the 68 step-down subsidiaries listed above, the financial information of 3 step-down subsidiaries which are located outside India have been prepared under the generally accepted accounting principles (‘GAAPs’) applicable in their respective countries and which have been reviewed by the respective auditors under generally accepted auditing standards applicable in their respective countries. The Holding Company’s management has converted these financial information from accounting principles generally accepted in their respective countries to Indian Accounting Standards (Ind AS) prescribed under Section 133 of the Companies Act, 2013. We have reviewed these conversion adjustments made by the Holding Company’s management. Our conclusion in so far as it relates to such subsidiaries located outside India is based on the reports of other auditors under the aforementioned GAAPs in respective countries and the aforesaid conversion adjustments prepared by the Holding Company’s management and reviewed by us.

The unaudited consolidated financial results include the financial information of 7 subsidiaries and 11 step-down subsidiaries which have not been reviewed by their auditors and are based solely on the management certified accounts, whose financial information reflect total revenue of Rs.501.74 and Rs.1,389.96 crores for the quarter ended 31 December 2018 and period from 1 April 2018 to 31 December 2018 respectively and the Group’s share of net profit of Rs.23.24 crores and Rs.74.87 crores for the quarter ended 31 December 2018 and period from 1 April 2018 to 31 December 2018 respectively, in respect of 3 associates and 2 jointly controlled entities which have not been reviewed by their auditors and are based solely on the management certified accounts. Our report on the unaudited consolidated financial results, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, step down subsidiaries, associates and jointly controlled entities are based solely on such unaudited financial information. In our opinion and according to the information and explanations given to us by the management, these financial results are not material to the Group.

Our conclusion on unaudited consolidated financial results, is not modified in respect of the above matters relating to our reliance on the reports of other auditors and financial information certified by the management.

Based on our review conducted as above, and based on the consideration of the reports of the other auditors and management certified accounts referred to above, nothing has come to our attention that causes us to believe that the accompanying statement of unaudited consolidated financial results prepared in accordance with applicable accounting standards i.e. Ind AS prescribed under Section 133 of the Companies Act, 2013 and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Regulation 33 of the Listing Regulations including the manner in which it is to be disclosed, or that it contains any material misstatement.

Limited Review Report on Quarterly Unaudited Consolidated Financial Results and Unaudited Consolidated Year-to-Date results of Tata Motors Limited pursuant to Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

The impact of uncertainties due to United Kingdom (UK) exiting the European Union on our review

In respect of a material step-down subsidiary with significant operations in UK, the financial information of which has been reviewed by another auditor, we report the uncertainties related to the effects of Brexit, relevant to understanding of our review of the unaudited consolidated financial results. Brexit is one of the most significant economic events for the UK, and at the date of this report its effects are subject to unprecedented levels of uncertainty of outcomes, with the full range of possible effects unknown. No audit, still less a review as has been conducted here, should be expected to predict the unknowable factors or all possible future implications for a company and this is particularly the case in relation to Brexit. Our conclusion is not modified in respect of this matter.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

Yezdi Nagporewalla
Mumbai	Partner
7 February 2019	Membership No: 049265

Limited Review Report on Quarterly Unaudited Consolidated Financial Results of Tata Motors Limited pursuant to Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

Annexure 1: List of entities consolidated as at 31 December 2018

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
(A) TATA MOTORS - DIRECT SUBSIDIARIES

1	Concorde Motors (India) Limited

2	TAL Manufacturing Solutions Limited

3	Tata Motors European Technical Centre PLC

4	Tata Motors Insurance Broking and Advisory Services Limited

5	TMF Holdings Limited

6	TML Holdings Pte. Limited

7	TML Distribution Company Limited

8	Tata Hispano Motors Carrocera S.A.

9	Tata Hispano Motors Carrocerries Maghreb SA

10	Trilix S.r.l.

11	Tata Precision Industries Pte. Limited

12	Tata Technologies Limited

13	Tata Marcopolo Motors Limited

(B) TATA MOTORS - INDIRECT SUBSIDIARIES

(i) Subsidiaries of TML Holdings Pte. Ltd.

14	Tata Daewoo Commercial Vehicle Company Limited

15	Tata Daewoo Commercial Vehicle Sales and Distribution Company Limited

16	Tata Motors (Thailand) Limited

17	Tata Motors (SA) (Proprietary) Limited

18	PT Tata Motors Indonesia

19	PT Tata Motors Distribusi Indonesia

20	TMNL Motor Services Nigeria Limited

21	Jaguar Land Rover Automotive plc

(ii) Subsidiaries of Jaguar Land Rover Automotive plc

22	Jaguar Land Rover Holdings Limited

(iii) Subsidiaries of Jaguar Land Rover Holdings Limited

23	Jaguar Land Rover Limited

24	Jaguar Land Rover (China) Investment Co. Ltd

25	Limited Liability Company “Jaguar Land Rover” (Russia)

(iv) Subsidiaries of Jaguar Land Rover (China) Investment Co. Ltd

26	Shanghai Jaguar Land Rover Automotive Services Company Limited

(v) Subsidiaries of Jaguar Land Rover Limited

27	Jaguar Land Rover Austria GmbH

28	Jaguar Land Rover Japan Limited

29	JLR Nominee Company Limited (dormant)

30	Jaguar Land Rover Deutschland GmbH

31	Jaguar Land Rover Classic Deutschland GmbH

32	Jaguar Land Rover North America LLC

33	Jaguar Land Rover Nederland BV

Annexure I (Continued)

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
(B) TATA MOTORS - INDIRECT SUBSIDIARIES (Contd.)

34	Jaguar Land Rover Portugal - Veículos e Peças, Lda.

35	Jaguar Land Rover Australia Pty Limited

36	Jaguar Land Rover Italia Spa

37	Jaguar Land Rover Korea Company Limited

38	Jaguar Land Rover Canada ULC

39	Jaguar Land Rover France, SAS

40	Jaguar e Land Rover Brasil Indústria e Comércio de Veículos LTDA

41	Jaguar Land Rover (South Africa) Holdings Limited

42	Jaguar Land Rover India Limited

43	Jaguar Land Rover Espana SL

44	Jaguar Land Rover Belux NV

45	Jaguar Cars South Africa (Pty) Limited

46	Jaguar Cars Limited

47	Land Rover Exports Limited

48	Land Rover Ireland Limited

49	The Daimler Motor Company Limited

50	Daimler Transport Vehicles Limited

51	S.S. Cars Limited

52	The Lanchester Motor Company Limited

53	Jaguar Land Rover Pension Trustees Limited

54	Jaguar Land Rover Slovakia s.r.o

55	Jaguar Land Rover Singapore Pte. Ltd.

56	Jaguar Racing Limited

57	InMotion Ventures Limited

58	Jaguar Land Rover Colombia S.A.S

59	Jaguar Land Rover Ireland (Services) Limited

60	Jaguar Land Rover Mexico, SAPi de CV

61	Jaguar Land Rover Servicios Mexico, S.A. de C.V.

62	Jaguar Land Rover Taiwan Company LTD

63	Jaguar Land Rover Classic USA LLC (incorporated on 1 June 2018)

64	Jaguar Land Rover Hungary KFT

65	Spark44 (JV) Limited

(vi) Subsidiaries of Spark44 (JV) Limited

66	Spark44 Pty. Ltd. (Sydney)

67	Spark44 GMBH (Frankfurt)

68	Spark44 LLC (LA & NYC)

69	Spark44 Shanghai Limited (Shanghai)

Annexure I (Continued)

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
(B) TATA MOTORS - INDIRECT SUBSIDIARIES (Contd.)

70	Spark44 Middle East DMCC (Dubai)

71	Spark44 Demand Creation Partners Limited (Mumbai)

72	Spark44 Limited (London & Birmingham)

73	Spark44 Pte Ltd (Singapore)

74	Spark44 Communication SL (Madrid)

75	Spark44 SRL (Rome)

76	Spark44 Seoul Limited (Seoul)

77	Spark44 Japan KK (Tokyo)

78	Spark44 Canada Inc (Toronto)

79	Spark44 Pty. Limited (South Africa)

80	Spark44 Taiwan Limited (Taiwan)

81	Spark44 Colombia S.A.S (Colombia)

(vii) Subsidiaries of Jaguar Land Rover (South Africa) Holdings Limited

82	Jaguar Land Rover (South Africa) (Pty) Limited

(viii) Subsidiaries of InMotion Ventures Limited

83	InMotion Ventures 1 Limited

84	InMotion Ventures 2 Limited

85	InMotion Ventures 3 Limited

(ix) Subsidiaries of Tata Technologies Ltd.

86	Tata Technologies Pte. Limited

87	Tata Technologies (Thailand) Limited

88	Tata Technologies Inc.

89	Tata Manufacturing Technologies (Shanghai) Co. Limited

90	INCAT International Plc.

91	INCAT GmbH

92	Tata Technologies Europe Limited

93	Escenda Engineering AB

94	Tata Technologies de Mexico, S.A. de C.V.

95	Cambric GmbH

96	Cambric Limited

97	Tata Technologies SRL Romania

(x) Subsidiaries of TMF Holdings Ltd. (Formerly Tata Motors Finance Limited)

98	Tata Motors Finance Solutions Limited

99	Tata Motors Finance Limited (Name changed from Sheba Properties Limited w.e.f 30 June 2017)

(C) TATA MOTORS – ASSOCIATES

100	Jaguar Cars Finance Limited

101	Synaptiv Limited

102	Cloud Car Inc

103	Drive Club Service Pte Ltd

104	Automobile Corporation of Goa Limited

105	Nita Company Limited

106	Tata Hitachi Construction Machinery Company Private Limited

107	Tata Precision Industries (India) Limited

108	Tata AutoComp Systems Limited

109	Loginomic Tech Solutions Private Limited

Annexure I (Continued)

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
(D) TATA MOTORS - JOINT OPERATIONS

110	Tata Cummins Private Limited

111	Fiat India Automobiles Private Limited

(E) TATA MOTORS - JOINT VENTURES

112	Chery Jaguar Land Rover Automotive Company Limited

113	JT Special Vehicles Private Limited

114	Tata HAL Technologies Limited

115	Cherry Jaguar Land Rover Auto Sales Company Limited

News Release – 4	February 07, 2019

Consolidated Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

(₹ in crores)

STATEMENT OF CONSOLIDATED UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2018

			Quarter ended			Nine months ended		Year ended
			December 31,	September 30,	December 31,	December 31		March 31,
			2018		2017	2018	2017	2018
Particulars			Unaudited					Audited
I	Revenue from operations
	(a) Revenue (refer note 2)		76,264.69	71,292.79	72,083.91	213,514.26	200,419.91	289,386.25
	(b) Other operating income		736.20	819.29	1,282.02	2,299.76	2,242.75	3,342.13
	Total Revenue from Operations (a)+(b)		77,000.89	72,112.08	73,365.93	215,814.02	202,662.66	292,728.38
II	Other income (includes Government grants)		581.82	617.22	971.77	1,804.05	1,992.13	3,569.85
III	Total Income (I + II)		77,582.71	72,729.30	74,337.70	217,618.07	204,654.79	296,298.23
IV	Expenses
	(a) Cost of materials consumed
	(i) Cost of materials consumed		46,755.80	44,921.05	45,378.78	134,894.71	122,495.23	173,371.19
	(ii) Basis adjustment on hedge accounted derivatives		(224.08)	(414.26)	(348.29)	(1,067.80)	(1,068.83)	(1,378.60)
	(b) Purchase of products for sale		4,806.08	4,608.77	4,224.66	13,865.24	11,251.37	15,903.99
	(c) Changes in inventories of finished goods, work-in-progress and products for sale		(1,148.35)	(3,156.84)	(1,972.84)	(8,517.07)	(3,932.94)	(2,046.58)
	(d) Excise duty		—	—	—	—	790.16	790.16
	(e) Employee benefits expense		8,508.95	8,212.35	7,576.27	25,244.51	21,947.82	30,300.09
	(f) Finance costs		1,568.48	1,226.86	1,247.35	4,170.61	3,503.54	4,681.79
	(g) Foreign exchange (gain)/loss (net)		(170.90)	499.87	(126.74)	1,336.23	(829.47)	(1,185.28)
	(h) Depreciation and amortisation expense		6,439.25	5,941.20	5,570.79	18,237.58	15,065.23	21,553.59
	(i) Product development/Engineering expenses		1,132.62	1,068.48	923.62	3,151.63	2,501.09	3,531.87
	(j) Other expenses		16,084.10	15,263.09	14,371.45	45,610.03	40,561.84	60,184.21
	(k) Amount capitalised		(4,954.87)	(5,148.12)	(4,541.10)	(15,215.85)	(12,862.16)	(18,588.09)
	Total expenses (IV)		78,797.08	73,022.45	72,303.95	221,709.82	199,422.88	287,118.34
V	Profit/(loss) before exceptional items and tax (III—IV)		(1,214.37)	(293.15)	2,033.75	(4,091.75)	5,231.91	9,179.89
VI	Exceptional Items
	(a) Defined benefit pension plan amendment past service (credit)/cost (refer note 6)		147.93	—	—	147.93	(3,609.01)	(3,609.01)
	(b) Employee separation cost		4.14	—	4.73	4.14	4.73	3.68
	(c) Provision for / impairment of capital work-in-progress and intangibles under development		24.05	93.21	—	117.26	—	1,641.38
	(d) Provision for costs of closure of operation of a subsidary (refer note 7)		—	437.08	—	437.08	—	—
	(e) Provision for impairment in Jaguar Land Rover (refer note 8)		27,837.91	—	—	27,837.91	—	—
	(f) Others		—	—	—	—	(11.19)	(11.19)
VII	Profit/(loss) before tax (V—VI)		(29,228.40)	(823.44)	2,029.02	(32,636.07)	8,847.38	11,155.03
VIII	Tax expense/(credit) (net)
	(a) Current tax		324.89	550.88	473.46	1,585.84	2,452.92	3,303.46
	(b) Deferred tax		(2,730.07)	(278.98)	594.14	(4,134.75)	911.90	1,038.47
	Total tax expense/(credit) (net)		(2,405.18)	271.90	1,067.60	(2,548.91)	3,364.82	4,341.93
IX	Profit/(loss) for the period/year from continuing operations (VII—VIII)		(26,823.22)	(1,095.34)	961.42	(30,087.16)	5,482.56	6,813.10
X	Share of profit/(loss) of joint ventures and associates (net)		(137.58)	85.85	253.18	254.30	1,433.64	2,278.26
XI	Profit/(loss) for the period/year (IX + X)		(26,960.80)	(1,009.49)	1,214.60	(29,832.86)	6,916.20	9,091.36
	Attributable to:
	(a) Shareholders of the Company		(26,992.54)	(1,048.80)	1,198.63	(29,943.71)	6,863.67	8,988.91
	(b) Non-controlling interests		31.74	39.31	15.97	110.85	52.53	102.45
XII	Other comprehensive income/(loss)
	(A) (i) Items that will not be reclassified to profit or loss		(208.28)	(1,085.06)	212.56	1,661.17	1,428.01	5,939.95
	(ii) Income tax (expense)/credit relating to items that will not be reclassified to profit or loss		(13.09)	199.94	(14.98)	(343.64)	(245.24)	(991.02)
	(B) (i) Items that will be reclassified to profit or loss		(6,431.57)	6,045.25	834.77	(4,906.37)	18,148.39	28,017.27
	(ii) Income tax (expense)/credit relating to items that will be reclassified to profit or loss		238.21	(313.51)	(323.26)	391.37	(2,646.85)	(3,403.69)
	Total other comprehensive income/(loss)		(6,414.73)	4,846.62	709.09	(3,197.47)	16,684.31	29,562.51
XIII	Total comprehensive income/(loss) for the period/year (net of tax) (XI + XII)		(33,375.53)	3,837.13	1,923.69	(33,030.33)	23,600.51	38,653.87
	Attributable to:
	(a) Shareholders of the Company		(33,389.37)	3,781.19	1,911.12	(33,140.76)	23,534.24	38,524.52
	(b) Non-controlling interests		13.84	55.94	12.57	110.43	66.27	129.35
XIV	Paid-up equity share capital (face value of ₹2 each)		679.22	679.22	679.22	679.22	679.22	679.22
XV	Reserves excluding revaluation reserves (as per Balance Sheet of previous accounting year)							94,725.82
XVI	Earnings per share (EPS)
	A. Ordinary shares (face value of ₹2 each)
	(a) Basic EPS	₹	(79.49)	(3.09)	3.51	(88.18)	20.20	26.46
	(b) Diluted EPS	₹	(79.49)	(3.09)	3.51	(88.18)	20.19	26.45
	B. ‘A’ Ordinary shares (face value of ₹2 each)
	(a) Basic EPS	₹	(79.49)	(3.09)	3.61	(88.18)	20.30	26.56
	(b) Diluted EPS	₹	(79.49)	(3.09)	3.61	(88.18)	20.29	26.55
			Not annualised

Segment wise Revenue, Results, Assets and Liabilities

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. The Company provides financing for vehicles sold by dealers in India.

A core recent initiative of the Company was the implementation of the Organization Effectiveness (OE) program, a strategic program designed to overhaul and transform the Company. Pursuant to the changes implemented as a result of the OE program, the Company has drawn separate strategies for commercial vehicle, passenger vehicle and financing business from Fiscal 2019. Consequent to these changes, the automotive segments will have the following four reportable segments commencing fiscal 2019:

a)	Automotive: The Automotive segment will consist of four reportable sub-segments: Tata Commercial Vehicles, Tata Passenger Vehicles, Jaguar Land Rover and Tata Motor Finance.

b)	Others: Others will consist of IT services and machine tools and factory automation solutions.

This segment information is provided to and reviewed by Chief Operating Decision Maker (CODM).

The reportable segment information for the corresponding previous periods reported has been changed to make them comparable.

		Quarter ended			Nine months ended		(₹ in crores) Year ended
Particulars		December 31,	September 30,	December 31,	December 31		March 31,
		2018		2017	2018	2017	2018
		Unaudited					Audited
A.	Segment Revenue :
	Revenue from operations
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	13,714.17	15,056.93	13,569.81	42,640.27	34,323.66	49,373.55
	(b) Passenger Vehicle	3,399.12	3,406.98	3,477.33	10,204.45	8,555.95	13,342.04
	(c) Corporate/Unallocable	27.87	37.85	61.27	88.47	133.09	169.69
	- Financing	965.89	947.06	700.88	2,646.04	1,998.34	2,800.22
	- Jaguar and Land Rover	58,367.88	52,082.28	55,098.13	158,665.28	156,415.40	225,218.79
	Less: Intra segment eliminations	(27.03)	(35.60)	(29.23)	(79.91)	(112.79)	(131.91)

	-Total	76,447.90	71,495.50	72,878.19	214,164.60	201,313.65	290,772.38
II.	Others	889.82	945.95	778.82	2,706.32	2,269.59	3,252.36

	Total Segment Revenue	77,337.72	72,441.45	73,657.01	216,870.92	203,583.24	294,024.74
	Less: Inter segment revenue	(336.83)	(329.37)	(291.08)	(1,056.90)	(920.58)	(1,296.36)

	Revenue from Operations	77,000.89	72,112.08	73,365.93	215,814.02	202,662.66	292,728.38

B.	Segment results before other income (excluding Government Grants), finance costs, foreign exchange gain/(loss) (net), exceptional items and tax:
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	1,044.36	1,193.49	(364.82)	3,295.05	807.46	3,595.32
	(b) Passenger Vehicle	(382.03)	(291.02)	(608.83)	(1,014.17)	(2,210.52)	(3,045.92)
	(c) Corporate/Unallocable	(73.29)	(88.63)	(55.60)	(219.16)	(181.64)	(254.13)
	- Financing	600.09	632.53	2,028.11	1,694.66	2,747.42	1,808.31
	- Jaguar and Land Rover	(1,375.53)	(396.42)	1,941.48	(3,424.84)	6,091.59	9,408.80
	Less: Intra segment eliminations	—	—	—	—	—	—

	-Total	(186.40)	1,049.95	2,940.34	331.54	7,254.31	11,512.38
II.	Others	149.09	182.25	59.39	470.12	213.41	422.32

	Total Segment results	(37.31)	1,232.20	2,999.73	801.66	7,467.72	11,934.70
	Less: Inter segment eliminations	(43.08)	(38.95)	(27.00)	(115.27)	(86.28)	(147.19)

	Net Segment results	(80.39)	1,193.25	2,972.73	686.39	7,381.44	11,787.51
	Add/(Less) : Other income (excluding Govt. Grants)	263.60	240.33	181.63	728.70	524.54	888.89
	Add/(Less) : Finance costs	(1,568.48)	(1,226.86)	(1,247.35)	(4,170.61)	(3,503.54)	(4,681.79)
	Add/(Less) : Foreign exchange gain/(loss) (net)	170.90	(499.87)	126.74	(1,336.23)	829.47	1,185.28
	Add/(Less) : Exceptional items
	- Tata and other brands vehicles
	(a) Commercial Vehicle	(2.79)	(437.08)	(4.73)	(439.87)	(4.73)	(166.66)
	(b) Passenger Vehicle	(24.81)	(93.21)	—	(118.02)	—	(800.00)
	(c) Unallocable	(0.59)	—	—	(0.59)	—	—
	- Total Tata and other brands vehicles	—	—	—	—	—	—
	- Jaguar and Land Rover	(27,985.84)	—	—	(27,985.84)	3,620.20	2,941.80

	Total Profit / (loss) before tax	(29,228.40)	(823.44)	2,029.02	(32,636.07)	8,847.38	11,155.03

			As at September 30,		As at December 31,	As at December 31,	As at March 31,
			2018		2018	2017	2018
C.	Segment Assets		Unaudited		Unaudited		Audited
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle		26,077.87		26,255.57	26,042.75	24,963.13
	(b) Passenger Vehicle		16,156.62		18,509.96	16,995.55	15,418.17
	(c) Corporate/Unallocable		8,200.56		5,246.16	5,909.39	6,505.33
	- Tata and other brands vehicles - Assets held for sale		255.40		260.11	209.27	223.33
	- Financing		32,501.54		34,777.53	23,843.44	27,653.16
	- Jaguar and Land Rover		215,777.34		176,646.39	183,911.84	199,513.67
	Less: Intra segment eliminations		(610.33)		(538.23)	(1,383.39)	(1,140.94)

	-Total		298,359.00		261,157.49	255,528.85	273,135.85
II.	(a) Others		26.73		35.56	44.86	13.26
	(b) Assets classified as held for sale		3,046.57		2,249.65	2,745.23	2,756.91

	Total Segment Assets		301,432.30		263,442.70	258,318.94	275,906.02
	Less: Inter segment eliminations		(1,244.00)		(605.17)	(1,295.33)	(1,281.07)

	Net Segment Assets		300,188.30		262,837.53	257,023.61	274,624.95
	Investment in equity accounted investees
	- Tata and other brands vehicles
	(a) Commercial Vehicle		424.22		417.32	381.47	383.00
	(b) Passenger Vehicle		2.50		2.50	2.50	2.50
	(d) Corporate/Unallocable		—		—	—	—
	- Financing		5.91		2.67	—	—
	- Jaguar and Land Rover		4,640.74		4,352.48	4,811.42	4,502.39
	- Others*		544.57		565.41	467.39	497.35
	Add : Unallocable assets		30,562.06		27,562.90	36,063.72	51,340.32

	Total Assets		336,368.30		295,740.81	298,750.11	331,350.51

D.	Segment Liabilities
I.	Automotive and related activity

	- Tata and other brands vehicles and financing thereof		20,479.94		18,262.17	20,711.30	20,571.92
	- Financing		613.94		651.20	110.07	724.40
	- Jaguar and Land Rover		100,170.85		94,841.18	93,080.33	107,864.26
	Less: Intra segment eliminations		(533.03)		(551.21)	(1,364.39)	(997.60)

	-Total		120,731.70		113,203.34	112,537.31	128,162.98
II.	(a) Others		82.37		88.10	79.44	84.01
	(b) Liabilities directly associated with assets classified as held-for-sale		1,220.28		1,050.33	1,133.74	1,070.18

	Total Segment Liabilities		122,034.35		114,341.77	113,750.49	129,317.17
	Less: Inter segment eliminations		(330.44)		(336.00)	(283.78)	(315.22)

	Net Segment Liabilities		121,703.91		114,005.77	113,466.71	129,001.95
	Add : Unallocable liabilities		119,025.27		119,650.63	103,947.84	106,395.59

	Total Liabilities		240,729.18		233,656.40	217,414.55	235,397.54

*	Held for sale as at December 31, 2018

Notes:-

1)	The above results were reviewed and recommended by the Audit Committee and approved by the Board of Directors at its meeting held on February 7, 2019.

2)

Consequent to the introduction of Goods and Service Tax (GST) with effect from July 1, 2017, Central Excise, Value Added Tax (VAT), etc have been replaced by GST. In accordance with Ind AS 18/Ind AS 115 on Revenue/Revenue from contracts with customers and Schedule III of the Companies Act, 2013, GST, GST Compensation Cess, etc. are not included in Revenue from operations for applicable periods. In view of the aforesaid restructuring of indirect taxes, Revenue from operations for nine months ended December 31, 2017 and year ended March 31, 2018 are not comparable with the current period. Following additional information is being provided to facilitate such comparison:

Particulars							(₹ in crores)
		Quarter ended			Nine months ended		Year ended
		December 31,	September 30,	December 31,	December 31,		March 31,
		2018	2018	2017	2018	2017	2018
(a)	Revenue from operations	77,000.89	72,112.08	73,365.93	215,814.02	202,662.66	292,728.38
(b)	Excise duty	—	—	—	—	(1,166.77)	(1,166.77)
(c)	Revenue from operations (net of excise duty) (a)-(b)	77,000.89	72,112.08	73,365.93	215,814.02	201,495.89	291,561.61

3)

The assets and liabilities of Tata Technologies Limited, TAL Manufacturing Solutions Limited, Company’s certain assets related to defence business and investment in Tata Hitachi Construction Machinery Company Private Limited (equity accounted investees) are classified as “Held for Sale” as they meet the criteria laid out under Ind AS 105.

4)	Ind AS 115 – Revenue from Contracts with Customers

The Company has adopted Ind AS 115 with a modified retrospective approach. The Company makes transport arrangements for delivering its vehicles to the dealers. The gross consideration received in respect of these arrangements was recognised and presented with revenue in the statement of profit and loss. The costs associated with these arrangements were presented within freight cost in the statement of profit and loss. In accordance with Ind AS 115, the Company has determined that it is an agent in providing these services, and therefore the gross consideration received, net off cost associated with respect to these arrangements is presented within revenue effective April 1, 2018. Certain payouts made to dealers such as infrastructure support payments are to be treated as variable components of consideration and are therefore in accordance with Ind AS 115, recognised as revenue deductions in future. These changes in presentation in the income statement has resulted in decrease in both revenues and expenses by ₹1,021.60 crores and ₹2,802.14 crores for the quarter ended and nine months ended December 31, 2018, respectively.

5)

In compliance with Ind AS 20 - Government Grants and consequent to clarifications published by the Institute of Chartered Accountants of India, during quarter ended September 30, 2018, various Government Grants and incentives have been recognized as “Other Income”. Earlier these were reported as “Other Operating Revenue” in the Statement of Profit and Loss. Previous periods have been reclassified accordingly for comparative purposes. This has no impact on reported Profit before tax (PBT).

6)

During the quarter ended December 31, 2018, the High Court in United Kingdom ruled that pension schemes are required to equalise male and female members benefit for the inequalities within guaranteed minimum pension (GMP) earned between May 17, 1990 and April 5, 1997. Based on this, the Company reassessed its obligations under its existing Jaguar Land Rover pension plans and recorded an additional liability of an amount of GBP 16.5 million (₹147.93 crores) as past service costs during quarter ended December 31, 2018.

7)

On July 31, 2018, the Company decided to cease the current manufacturing operations of Tata Motors Thailand Ltd. The Company will address the Thailand market with a revamped product portfolio, suitable to the local market needs, delivered through a CBU distribution model. Accordingly, the relevant restructuring costs have been accounted in the quarter ended September 30, 2018.

8)

The Company assessed the recoverable amount of the Jaguar Land Rover business, which represent a single cash-generating unit (CGU), as at December 31, 2018, as the higher of Fair Value Less Cost of Disposal (‘FVLCD’) and Value in Use (‘VIU’) of the relevant assets of the CGU, due to change in market conditions especially in China, technology disruptions and rising cost of debt.

This has resulted in an impairment charge of £3,105 million (27,837.91 crores) being recognized as exceptional charge for the quarter ended December 31, 2018. The Company continues to assess and endeavours to take appropriate mitigating actions on the potential impacts of changes, if any in tax and treaty arrangements globally, including Brexit.

9)

Subsequent to quarter ended December 31, 2018, Jaguar Land Rover has announced a voluntary redundancy programe, this being a non adjusting post balance sheet event, the cost will be recognised in the quarter ending March 31, 2019.

10)	The Statutory Auditors have carried out a limited review of the consolidated financial results for the quarter and nine months ended December 31, 2018.

Tata Motors Limited

Guenter Butschek
Mumbai, February 7, 2019	CEO & Managing Director

News Release – 5	February 07, 2019

Auditors Report (Stand Alone)

Auditor’s Report on Quarterly Standalone Financial Results and Year to Date Standalone Financial Results of Tata Motors Limited Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

To Board of Directors of

Tata Motors Limited

We have audited the quarterly standalone financial results of Tata Motors Limited (‘the Company’), which includes two joint operations consolidated on a proportionate basis, for the quarter ended 31 December 2018 and year-to-date financial results for the period from 1 April 2018 to 31 December 2018, attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘Listing Regulations’).

These quarterly standalone financial results as well as the year-to-date standalone financial results have been prepared on the basis of the condensed standalone interim financial statements, which are the responsibility of the Company’s management. Our responsibility is to express an opinion on these standalone financial results based on our audit of such condensed standalone interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard (Ind AS) for Interim Financial Reporting (Ind AS 34), prescribed under Section 133 of the Companies Act, 2013 and other accounting principles generally accepted in India and in compliance with Regulation 33 of Listing Regulation.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement(s). An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

We did not audit the financial information of one joint operation included in the statement of audited standalone financial results, whose audited financial information reflect total revenues of Rs. 1,312.82 crores and Rs. 4,996.39 crores for the quarter ended 31 December 2018 and period from 1 April 2018 to 31 December 2018 respectively. This audited financial information has been audited by other auditor whose report has been furnished to us, and our opinion on the audited standalone financial results and year-to-date standalone financial results, to the extent they have been derived from such audited financial information is based solely on the report of the other auditor. Our opinion is not modified in respect of such matter.

Auditor’s Report on Quarterly Standalone Financial Results and Year to Date Standalone Financial Results of Tata Motors Limited Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

Based on our audit conducted as above, in our opinion and to the best of our information and according to the explanations given to us, and based on the consideration of the report of the other auditor referred in the paragraph above and other matter paragraph below, these quarterly standalone financial results as well as the year-to-date standalone financial results:

(i)	are presented in accordance with the requirements of Regulation 33 of the Listing Regulations; and

(ii)

give a true and fair view of the net profit and other comprehensive income and other financial information for the quarter ended 31 December 2018 as well as the year to date results for the period from 1 April 2018 to 31 December 2018.

Other matters

The comparative financial information for the quarter ended 31 December 2017 and period from 1 April 2017 to 31 December 2017, included in these standalone financial results have been adjusted to give effect to the scheme of merger explained in Note 6 to the standalone financial results. Our opinion is not modified in respect of this matter.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

Yezdi Nagporewalla
Mumbai	Partner
7 February 2019	Membership No: 049265

News Release – 6	February 07, 2019

Stand Alone Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

(₹ in crores)

STATEMENT OF STANDALONE AUDITED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2018

		Quarter ended				Nine months ended		Year ended
	Particulars	December 31, 2018		September 30, 2018	December 31, 2017	December 31, 2018	December 31, 2017	March 31, 2018
		Audited
I	Revenue from operations
	(a) Revenue (refer note 2)		16,099.82	17,644.13	15,686.09	50,336.28	39,162.89	58,234.33
	(b) Other operating revenue (refer note 8)		107.85	114.56	276.30	305.07	353.46	455.48
	Total Revenue from operations (a)+(b)		16,207.67	17,758.69	15,962.39	50,641.35	39,516.35	58,689.81
II.	Other Income (includes Government grants) (refer note 8)		269.40	343.87	223.76	2,134.86	1,209.60	2,492.48
III.	Total Income (I+II)		16,477.07	18,102.56	16,186.15	52,776.21	40,725.95	61,182.29
IV.	Expenses
	(a) Cost of materials consumed		10,449.56	11,427.74	10,269.48	33,459.85	24,970.16	37,080.45
	(b) Purchases of products for sale		1,520.47	1,601.86	1,360.23	4,706.73	3,206.23	4,762.41
	(c) Changes in inventories of finished goods, work-in-progress and products for sale		(149.62)	(119.60)	153.73	(1,359.90)	334.86	842.05
	(d) Excise duty		—	—	—	—	790.64	793.28
	(e) Employee benefits expense		1,060.11	1,045.40	983.51	3,138.43	2,863.13	3,966.73
	(f) Finance costs		468.08	443.12	496.08	1,404.43	1,298.00	1,744.43
	(g) Foreign exchange (gain)/loss (net)		(203.32)	301.23	(143.34)	292.98	(78.24)	17.14
	(h) Depreciation and amortisation expense		766.83	754.05	788.50	2,226.03	2,245.72	3,101.89
	(i) Product development/Engineering expenses		120.22	103.12	136.65	328.84	323.08	474.98
	(j) Other expenses		2,134.94	2,548.51	2,119.06	7,094.14	5,849.46	9,234.27
	(k) Amount capitalised		(237.31)	(246.43)	(221.81)	(770.14)	(608.62)	(855.08)
	Total expenses (IV)		15,929.96	17,859.00	15,942.09	50,521.39	41,194.42	61,162.55
V.	Profit/(loss) before exceptional items and tax (III-IV)		547.11	243.56	244.06	2,254.82	(468.47)	19.74
VI.	Exceptional Items
	(a) Employee separation cost		4.14	—	4.73	4.14	4.73	3.68
	(b) Provision for/Impairment of capital work-in-progress and intangibles under development		24.05	93.21	—	117.26	—	962.98
VII.	Profit/(loss) before tax (V-VI)		518.92	150.35	239.33	2,133.42	(473.20)	(946.92)
VIII.	Tax expense/(credit) (net)
	(a) Currrent tax		(92.01)	22.93	35.65	188.19	56.63	92.63
	(b) Deferred tax		(6.69)	18.28	(7.91)	30.82	5.09	(4.70)
	Total tax expense		(98.70)	41.21	27.74	219.01	61.72	87.93
IX.	Profit/(loss) for the period from continuing operations (VII-VIII)		617.62	109.14	211.59	1,914.41	(534.92)	(1,034.85)
X.	Other comprehensive income/(loss):
	(A) (i) Items that will not be reclassified to profit or loss		(38.07)	54.59	38.65	14.04	116.73	62.28
	(ii) Income tax (expense)/credit relating to items that will not be reclassified to profit or loss		(1.50)	0.59	(1.00)	(0.55)	(1.98)	(6.27)
	(B) (i) Items that will be reclassified to profit or loss		29.55	(20.61)	42.72	(27.39)	14.82	(19.56)
	(ii) Income tax (expense)/credit relating to items that will be reclassified to profit or loss		(10.32)	7.20	(14.78)	9.52	(5.13)	6.77
	Total other comprehensive income/(loss)		(20.34)	41.77	65.59	(4.38)	124.44	43.22
XI.	Total comprehensive income/(loss) for the period (IX+X)		597.28	150.91	277.18	1,910.03	(410.48)	(991.63)
XII.	Paid-up equity share capital (face value of ₹2 each)		679.22	679.22	679.22	679.22	679.22	679.22
XIII.	Reserves excluding Revaluation Reserve (as per balance sheet of previous accounting year)							19,491.76
XIV.	Earnings per share (EPS)
	(a) Ordinary shares (face value of ₹2 each)
	(i) Basic EPS	₹	1.80	0.31	0.61	5.62	(1.58)	(3.05)
	(ii) Diluted EPS	₹	1.80	0.31	0.61	5.62	(1.58)	(3.05)
	(b) ‘A’ Ordinary shares (face value of ₹2 each)
	(i) Basic EPS	₹	1.90	0.41	0.71	5.72	(1.58)	(3.05)
	(ii) Diluted EPS	₹	1.90	0.41	0.71	5.72	(1.58)	(3.05)
		Not annualised

Segment wise Revenue, Results, Assets and Liabilities

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles, as well as sale of related parts and accessories. The Company’s products mainly include commercial vehicles and passenger vehicles.

A core initiative of the Company was the implementation of the Organization Effectiveness (OE) program, a strategic program designed to overhaul and transform the Company.The Company believes that this reorganisation will improve speed, agility and simplicity within our business units, and enable strong functional leadership, improved decision-making, quicker response to changing market conditions and clear accountability.Pursuant to the changes implemented as a result of the OE program, the Company has drawn separate strategies for commercial vehicles and passenger vehicles from Fiscal 2019. Consequent to these changes, the Company will have Commercial Vehicles and Passenger Vehicles as reporting segments. This segment information is provided to and reviewed by Chief Operating Decision Maker (CODM).

Segment assets includes property plant & equipment, intangible assets, trade receivables and inventory.

(₹ in crores)

		Quarter ended			Nine months ended		Year ended
	Particulars	December 31, 2018	September 30, 2018	December 31, 2017	December 31, 2018	December 31, 2017	March 31, 2018
A.	Segment Revenue :
	Revenue from operations
I.	Commercial Vehicles	12,708.82	13,939.32	12,286.81	39,540.48	30,430.21	44,875.54
II.	Passenger Vehicles	3,470.25	3,779.25	3,613.33	11,009.40	8,951.28	13,644.58
III.	Corporate/Unallocable	28.60	40.12	62.25	91.47	134.86	169.69

	Total Segment Revenue	16,207.67	17,758.69	15,962.39	50,641.35	39,516.35	58,689.81
	Less: Inter segment revenue	—	—	—	—	—	—

	Revenue from operations	16,207.67	17,758.69	15,962.39	50,641.35	39,516.35	58,689.81

B.	Segment results before other income (excluding government grants), finance costs, foreign exchange gain/(loss) (net), exceptional items and tax :
I.	Commercial Vehicles	1,082.95	1,181.81	1,093.74	3,411.12	2,156.61	3,474.29
II.	Passenger Vehicles	(327.94)	(256.83)	(536.03)	(914.79)	(2,107.93)	(2,985.13)
III.	Corporate/Unallocable	(76.49)	(75.49)	(57.73)	(209.34)	(177.98)	(265.45)

	Total Segment results	678.52	849.49	499.98	2,286.99	(129.30)	223.71
	Less: Inter segment eliminations	—	—	—	—	—	—

	Net Segment results	678.52	849.49	499.98	2,286.99	(129.30)	223.71
	Add/(Less) : Other income (excluding government grants)	133.35	138.42	96.82	1,665.24	880.59	1,557.60
	Add/(Less) : Finance costs	(468.08)	(443.12)	(496.08)	(1,404.43)	(1,298.00)	(1,744.43)
	Add/(Less) : Foreign exchange gain/(loss) (net)	203.32	(301.23)	143.34	(292.98)	78.24	(17.14)
	Add/(Less) : Exceptional items
	-Commercial Vehicles	(2.79)	—	(4.73)	(2.79)	(4.73)	(166.66)
	-Passenger Vehicles	(24.81)	(93.21)	—	(118.02)	—	(800.00)
	Corporate/Unallocable	(0.59)	—	—	(0.59)	—	—

	Total Profit/(Loss) before tax	518.92	150.35	239.33	2,133.42	(473.20)	(946.92)

			As at September 30,		As at December 31,		As at March 31,
			2018		2018	2017	2018
C.	Segment Assets
I.	Commercial Vehicles		21,389.83		21,598.52	21,409.62	20,367.09
II.	Passenger Vehicles		15,781.35		15,654.09	15,510.39	15,360.16
III.	Corporate/Unallocable		25,164.72		24,961.00	23,904.44	23,485.05

	Total Assets		62,335.90		62,213.61	60,824.45	59,212.30

D.	Segment Liabilities (Unallocable)		40,851.19		40,127.84	40,021.16	39,041.32

Notes:

1)	The above results were reviewed and recommended by the Audit Committee and approved by the Board of Directors at its meeting held on February 7, 2019.

2)

Consequent to the introduction of Goods and Service Tax (GST) with effect from July 1, 2017, Central Excise, Value Added Tax (VAT), etc have been replaced by GST. In accordance with Ind AS 18/Ind AS 115 on Revenue/Revenue from contracts with customers and Schedule III of the Companies Act, 2013, GST, GST Compensation Cess, etc. are not included in Revenue from operations for applicable periods. In view of the aforesaid restructuring of indirect taxes, Revenue from operations for the nine months ended December 31, 2018 is not comparable with the corresponding previous period. Following additional information is being provided to facilitate such comparison:

(₹ in crores)

Particulars		Quarter ended			Nine months ended		Year ended
		December 31, 2018	September 30, 2018	December 31, 2017	Decemeber 31, 2018	December 31, 2017	March 31, 2018
1	Revenue from operations	16,207.67	17,758.69	15,962.39	50,641.35	39,516.35	58,689.81
2	Excise duty	—	—	—	—	(1,168.14)	(1,168.14)
3	Revenue from operations (net of excise duty) (1-2)	16,207.67	17,758.69	15,962.39	50,641.35	38,348.21	57,521.67

3)	Other income includes:

(₹ in crores)

Particulars	Quarter ended			Nine months ended		Year ended
	December 31, 2018	September 30, 2018	December 31, 2017	December 31, 2018	December 31, 2017	March 31, 2018
Dividend from subsidiaries	15.15	15.15	—	1,340.34	586.23	982.29

4)

The above results include the Company’s proportionate share of income and expenditure in its two Joint Operations, namely Tata Cummins Private Limited and Fiat India Automobiles Private Limited. Below are supplementary details of Tata Motors Limited on standalone basis excluding interest in the aforesaid two Joint Operations:

(₹ in crores)

Particulars		Quarter ended			Nine months ended		Year ended
		December 31, 2018	September 30, 2018	December 31, 2017	December 31, 2018	December 31, 2017	March 31, 2018
1	Revenue from operations	15,886.92	17,280.85	15,289.62	49,442.79	38,149.08	56,533.20
2	Profit/(loss) before tax	433.49	85.80	138.30	1,924.09	(633.81)	(1,308.83)
3	Profit/(loss) after tax	568.08	77.94	144.58	1,797.51	(643.39)	(1,266.19)

5)

The investment in the Company’s subsidiaries Tata Technologies Limited, TAL Manufacturing Solutions Limited and Tata Motors Insurance Broking and Advisory Services Ltd and associate Tata Hitachi Construction Machinery Company Private Ltd and the company’s certain assets related to defence business are classified as “Held for Sale” as they meet the criteria laid out under Ind AS 105.

6)

Effective April 30, 2018, the Company completed the merger of TML Drivelines Ltd (TML Drivelines) pursuant to a scheme of arrangement of merger. As TML Drivelines is a wholly owned subsidiary of the Company, the merger has been accounted in accordance with “Pooling of Interest Method” laid down by Appendix C of Indian Accounting Standard 103 (Ind AS 103): (Business combinations of entities under common control), notified under the Companies Act, 2013. Accordingly, all assets, liabilities and reserves of TML Drivelines have been recorded in the books of account of the Company at their existing carrying amounts and in the same form. To the extent that there are inter-company loans, advances, deposits, balances or other obligations between TML Drivelines and the Company,these have been eliminated. The difference, between the investments held by the Company and all assets, liabilities and reserves of TML Drivelines, has been debited to capital reserve. Comparative accounting period presented in the financial results of the Company viz. quarter and nine months ended December 31, 2017 has been restated for the accounting impact of the merger as stated above.

7)	Ind AS 115 - Revenue from Contracts with Customers

The Company adopted Ind AS 115 with a modified retrospective approach. The figures for the comparative periods has not been restated. There is no impact of Ind AS 115 adoption to the retained earnings as at April 1, 2018. Certain payouts made to dealers such as infrastructure support are now treated as variable components of consideration and have therefore in accordance with Ind AS 115, has been recognised as revenue deductions for the quarter and nine months ended December 31, 2018.

8)

In compliance with Ind AS 20 - Government Grants and consequent to clarifications published by the Institute of Chartered Accountants of India during quarter ended September 30, 2018, various Government Grants and incentives have been recognized as “Other Income”. Earlier these were reported as “Other Operating Revenue” in the results. Previous periods have been reclassified accordingly for comparative purposes. This has no impact on reported Profit Before Tax (PBT).

9)	The Statutory Auditors have carried an audit of the above results for the quarter and nine months ended December 31, 2018 and have issued an unmodified opinion on the same.

Tata Motors Limited

Guenter Butschek
Mumbai, February 7, 2019	CEO and Managing Director

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications E-mail: indiacorpcomm@tatamotors.com

Tel: +91 22-66657613 www.tatamotors.com

Safe Harbor:

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.